UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TeleNav, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 Pages

CUSIP No. 879455 10 3

1.	Names of Reporting Persons. Digital Mobile Venture Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,313,467 (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 7,313,467 (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,313,467 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.92%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 9 Pages

CUSIP No. 879455 10 3

1.	Names of Reporting Persons. Samuel Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,166 (See Item 4(a) below)
	6.	Shared Voting Power 7,313,467 (See Item 4(a) below)
	7.	Sole Dispositive Power 14,166 (See Item 4(a) below)
	8.	Shared Dispositive Power 7,313,467 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,327,633(See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.95%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 9 Pages

CUSIP No. 879455 10 3

1.	Names of Reporting Persons. Fiona Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 7,313,467 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 7,313,467 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,313,467 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.92%
12.	Type of Reporting Person (See Instructions) IN

Page 4 of 9 Pages

CUSIP No. 879455 10 3

1.	Names of Reporting Persons. Yi-Chun Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 7,313,467 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 7,313,467 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,313,467 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.92%
12.	Type of Reporting Person (See Instructions) IN

Page 5 of 9 Pages

CUSIP No. 879455 10 3

1.	Names of Reporting Persons. Yi-Teng Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 7,313,467 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 7,313,467 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,313,467 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.92%
12.	Type of Reporting Person (See Instructions) IN

Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer:

TeleNav, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

950 DeGuigne Drive

Sunnyvale, CA 94085

Item 2.

(a)-(c)	Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by:

Digital Mobile Ventures Ltd., a British Virgin Islands company (“Digital”); and Samuel T. Chen and Fiona Chang, who are directors and stockholders, and Yi-Chun Chen and Yi-Teng Chen who are stockholders of Digital (the individuals referred to above are collectively referred to herein as the “Managers”);

The Business Address of Digital and the Managers is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei F5 Taiwan; Digital is a British Virgin Islands company and the Managers are citizens of Taiwan.

Digital and the Managers are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

879455 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person. Samuel Chen is deemed to be the beneficial owner of an aggregate of 7,327,633 shares of Common Stock consisting of (i) 7,313,467 shares held by Digital and (ii) 14,166 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2013.

Page 7 of 9 Pages

(b)	Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person based on 38,655,896 shares of common stock outstanding as of December 31, 2013. Samuel Chen’s percentage ownership is calculated based on 7,313,467 shares of common stock outstanding as of December 31, 2013 and assumes that the 14,166 shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 for the voting power for each Reporting Person

(ii)	Shared power to vote or to direct the vote See Row 6 for the voting power for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 for the dispositive power for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 for the dispositive power for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014
Date

Digital Mobile Ventures, Ltd.

By /s/ Samuel Chen

/s/ Samuel Chen
Samuel Chen

/s/ Fiona Chang
Fiona Chang

/s/ Yi-Chun Chen
Yi-Chun Chen

/s/ Yi-Teng Chen
Yi-Teng Chen

Page 9 of 9 Pages